UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )1

NACCO Industries, Inc.
(Name of Issuer)
Class B Common Stock, par value $1.00 per share
(Title and Class of Securities)
629579 20 02
(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 20 02	Schedule 13D/A	Page	2	of	4	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Alfred M. Rankin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		56,052

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		774,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,052

WITH	10	SHARED DISPOSITIVE POWER

		774,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	830,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	3	of	4	Pages
     This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associations IV, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D filed by the Reporting Persons on March 8, 2005 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2006 (collectively, the “Filings”). This Amendment No. 2 reflects the acquisition of shares of Class B Common by a Reporting Person. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.
Item 5. Interest in Securities of the Issuer.
     The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, is hereby amended as follows:
     (a) — (b) Pursuant to the Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 294,728 shares of the Class B Common, the aggregate number of shares of Class B Common that are held by the Partnership, which amount represents approximately 18.4% of the Class B Common outstanding on December 31, 2008.
     The fourth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety by the following:
          Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 294,728 shares of Class B Common held by the Partnership with the other General Partners, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 294,728 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I, L.P., a Delaware limited partnership (“Rankin I”), with the other general partners of Rankin I, (d) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I, (e) as trustee and beneficiary of certain trusts, has the sole power to vote and to dispose of 56,052 shares of Class B Common and (f) as trustee of certain trusts for the benefit of Clara Rankin, shares the power to vote 7,000 shares of Class B Common. Together, the 830,151 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr., constitute approximately 51.7% of the Class B Common outstanding on December 31, 2008.
[Signatures begin on the next page.]
[Remainder of page is left intentionally blank.]

CUSIP No.	629579 20 02	Schedule 13D/A	Page	4	of	4	Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

Name: RANKIN ASSOCIATES IV, L.P.
By: Main Trust of Alfred M. Rankin, Jr. created
under the Agreement, dated as of September 28,
2000, as supplemented, amended and restated,
between Alfred M. Rankin, Jr., as trustee, and Alfred
M. Rankin, Jr., creating a trust for the benefit of
Alfred M. Rankin, Jr. (successor in interest to the
Trust created by the Agreement, dated August 30,
1967, as supplemented, amended and restated,
between National City Bank, as trustee, and Alfred
M. Rankin, Jr., creating a trust for the benefit of
Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., Trustee

REPORTING INDIVIDUALS
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr. on behalf of himself and
as:

Attorney-in-Fact for Thomas T. Rankin* Attorney-in-Fact for Claiborne R. Rankin* Attorney-in-Fact for Roger F. Rankin* Attorney-in-Fact for Clara L. T. Rankin* Attorney-in-Fact for Bruce T. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 to the Initial Filing.